SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*
GrowGeneration Corp.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
39986L 109
(CUSIP Number)
December 31, 2020
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]            Rule 13d-1(b)
[ ]            Rule 13d-1(c)
[x]            Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS

Merida Capital Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,035,000

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,035,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,035,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.9%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

1.	NAMES OF REPORTING PERSONS

Merida Capital Partners II LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

258,218

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

258,218

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

258,218

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

1.	NAMES OF REPORTING PERSONS

Merida Capital Partners III LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

483,010

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

483,010

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

483,010

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

1.	NAMES OF REPORTING PERSONS

Merida Manager, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,035,000

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,035,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,035,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.9%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

1.	NAMES OF REPORTING PERSONS

Merida Manager II LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

258,218

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

258,218

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

258,218

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

1.	NAMES OF REPORTING PERSONS

Merida Manager III LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

483,010

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

483,010

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

483,010

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

1.	NAMES OF REPORTING PERSONS

Merida Capital Holdings LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,776,228

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,776,228

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,776,228

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.3%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO, IA

1.	NAMES OF REPORTING PERSONS

Mitchell Baruchowitz

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,776,228

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,776,228

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,776,228

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.3%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Item 1(a).	Name of Issuer:
GrowGeneration Corp. (“Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices:
930 W. 7th Avenue, Suite A
Denver, CO 80204

Item 2(a).	Name of Persons Filing:
This Amendment No. 1 to Schedule 13G (this “Amendment No. 1”) is being jointly filed by the following persons (collectively, the “Reporting Persons”):
•	Merida Capital Partners, LP, a Delaware limited partnership (the “MCP I”);

•	Merida Capital Partners II LP, a Delaware limited partnership (“MCP II”);

•	Merida Capital Partners III LP, a Delaware limited partnership (“MCP III”);

•	Merida Manager, LLC, a Delaware limited liability company (“Merida GP I”);

•	Merida Manager II LLC, a Delaware limited liability company (“Merida GP II”);

•	Merida Manager III LLC, a Delaware limited liability company (“Merida GP III”);

•	Merida Capital Holdings LLC, a Delaware limited liability company (“MCH”); and

•	Mitchell Baruchowitz, a United States citizen (“Mr. Baruchowitz”).

MCP I, MCP II and MCP III each hold the shares of common stock of the Issuer  that are the subject of this statement (the “Common Stock” or the “Shares”). Merida GP I serves as the general partner of MCP I, Merida GP II serves as the general partner of MCP II and Merida GP III serves as the general partner of MCP III.  MCH serves as the investment manager of MCP I, MCP II and MCP III.  Mr. Baruchowitz is the manager of each of Merida GP I, Merida GP II, Merida GP III and MCH.  As a result, (i) MCP GP I, MCH and Mr. Baruchowitz may be deemed to beneficially own the Shares beneficially owned by MCP I (ii) Merida GP II, MCH and Mr. Baruchowitz may be deemed to beneficially own the Shares held by MCP II, (iii) Merida GP III, MCH and Mr. Baruchowitz may be deemed to beneficially own the Shares held by MCP III.
Item 2(b).	Address of Principal Business Office or, if None, Residence:
The principal business address of each of the Reporting Persons is 641 Lexington Avenue, 18th Floor, New York, New York 10022.
Item 2(c).	Citizenship:
Each of MCP I, MCP II and MCP III is a limited partnership formed under the laws of the State of Delaware.
Each of Merida GP I, Merida GP II, Merida GP III and MCH is a limited liability company formed under the laws of the State of Delaware.
Mr. Baruchowitz is a citizen of the United States.

Item 2(d).	Title of Class of Securities:
Common Stock, $0.001 par value per share
Item 2(e).	CUSIP Number:
39986L 109
Item 3.	If This Statement is Filed Pursuant to Rule 13d 1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ]	Insurance company defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.

(e)	[ ]	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	[ ]	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	[ ]	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	[ ]	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ]	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ]	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	[ ]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.                          Ownership.
(a)	Amount beneficially owned:
As of the close of business on December 31, 2020,

(i)	MCP I owned 1,035,000 shares of Common Stock;

(ii)	MCP II owned 258,218 shares of Common Stock;

(iii)	MCP III owned 483,010 shares of Common Stock;

(iv)	Merida GP I, as the general partner of MCP I, may be deemed to beneficially own the 1,035,000 shares of Common Stock owned by MCP I;

(v)	Merida GP II, as the general partner of MCP II, may be deemed to beneficially own the 258,218 shares of Common Stock owned by MCP II;

(vi)	Merida GP III, as the general partner of MCP III, may be deemed to beneficially own the 483,010 shares of Common Stock owned by MCP III;

(vii)	MCH, as the investment manager of MCP I, MCP II and MCP III, may be deemed to beneficially own the 1,776,228 shares of Common Stock collectively owned by MCP I, MCP II and MCP III.

(viii)
Mr. Baruchowitz, as the manager of each of Merida GP I, Merida GP II, Merida GP III and MCH, may be deemed to beneficially own the 1,776,228 shares of Common Stock deemed collectively beneficially owned by Merida GP I, Merida GP II, Merida GP III and MCH.

(b)	Percent of Class:
The percentage of Common Stock reported owned by each person named herein is based upon 53,412,292 shares of Common Stock outstanding after the offering described in the Issuer’s Prospectus Supplement on Form 424B5 filed with the Securities and Exchange Commission on December 10, 2020. As of the close of business on December 31, 2020: (i) each of MCP I and Merida GP I may be deemed to beneficially own 1.9% of the outstanding shares of Common Stock; (ii) each of MCP II and Merida GP II may be deemed to beneficially own less than 1% of the outstanding shares of Common Stock; (iii) each of MCP III and Merida GP III may be deemed to beneficially own less than 1% of the outstanding shares of Common Stock; and (v) each of MCH and Mr. Baruchowitz may be deemed to beneficially own 3.3% of the outstanding shares of Common Stock.
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:
See Cover Pages Items 5-8.
(ii)	Shared power to vote or to direct the vote:
See Cover Pages Items 5-8.
(iii)	Sole power to dispose or to direct the disposition:
See Cover Pages Items 5-8.
(iv)	Shared power to dispose or to direct the disposition:
See Cover Pages Items 5-8.
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
Not applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.
Not applicable.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:  March 4, 2021
MERIDA CAPITAL PARTNERS, LP
By: MERIDA MANAGER, LLC, its general partner

By:	/s/ Mitchell Baruchowitz
Name: Mitchell Baruchowitz
Title: Manager

MERIDA MANAGER, LLC

By:	/s/ Mitchell Baruchowitz
Name: Mitchell Baruchowitz
Title: Manager
MERIDA CAPITAL PARTNERS II LP
By: MERIDA MANAGER II LLC, its general partner

By:	/s/ Mitchell Baruchowitz
Name: Mitchell Baruchowitz
Title: Manager

MERIDA MANAGER II LLC

By:	/s/ Mitchell Baruchowitz
Name: Mitchell Baruchowitz
Title: Manager

MERIDA CAPITAL PARTNERS III LP
By: MERIDA MANAGER III LLC, its general partner

By:	/s/ Mitchell Baruchowitz
Name: Mitchell Baruchowitz
Title: Manager

MERIDA MANAGER III LLC

By:	/s/ Mitchell Baruchowitz
Name: Mitchell Baruchowitz
Title: Manager

MERIDA CAPITAL HOLDINGS LLC

By:	/s/ Mitchell Baruchowitz
Name: Mitchell Baruchowitz
Title: Manager

/s/ Mitchell Baruchowitz
MITCHELL BARUCHOWITZ